Exhibit 99.1

FERGUSON PLC

Directorate Change

In accordance with Listing Rule 9.6.11R, Ferguson plc hereby notifies that with immediate effect Kelly Baker has been appointed a member of the Nominations Committee and Remuneration Committee.

Enquiries:

Graham Middlemiss, Group Company Secretary

(0118 927 3800)

May 20, 2021